UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
The Securities and Exchange Act of 1934
For the month of May 2011
Commission File Number: 001-34380

DUOYUAN GLOBAL WATER INC.
(Translation of registrant’s name into English)

No. 3 Jinyuan Road
Daxing Industrial Development Zone
Beijing 102600
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F     ☑               Form 40-F     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes     ☐               No     ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES
EX-99.1
EX-99.2

DUOYUAN GLOBAL WATER INC.
Form 6-K
On April 20, 2011, Duoyuan Global Water Inc. (the “Company”) received a letter of resignation from four members of the board of directors of the Company (the “Board of Directors”), Joan Larrea, Ping Wei, Charles Firlotte and David Nickols (the “Letter”). On May 4, 2011, the Company issued a press release regarding the directors’ resignations and disclosed that David Shing Yim Chau, Paul Yanlei Wu, Ronglin Qiao and Junjie Liu had been appointed as members of the Board of Directors (the “Press Release”).
The Press Release and Letter are attached hereto as Exhibits 99.1 and 99.2, respectively.

Exhibits

EX-99.1	Press Release dated May 4, 2011
EX-99.2	Letter dated April 20, 2011

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUOYUAN GLOBAL WATER INC.
By:	/s/ Wenhua Guo
	Name:	Wenhua Guo
	Title:	Chairman and Chief Executive Officer

Date: May 4, 2011